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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              Concepts Direct, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    206013104
                                 (CUSIP Number)

Mr. Lance Laifer                       Gerald Adler
Laifer, Inc.                           Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                 919 Third Avenue
114 West 47th Street                   New York, New York 10022
New York, New York 10036               (212) 758-9500
(212) 921-4139
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 206013104                                           Page 2 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           211,500
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           211,500
         WITH
                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        211,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        9.98%

14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D
CUSIP No. 206013104                                           Page 3 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
3        SEC USE ONLY


4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           261,100
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           261,100

                       10      SHARED DISPOSITIVE POWER
                                        111,900

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        373,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        17.6%

14       TYPE OF REPORTING PERSON*
                                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D
CUSIP No. 206013104                                           Page 4 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           261,100
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           261,100

                       10      SHARED DISPOSITIVE POWER
                                        111,900

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        373,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        17.6%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                           SCHEDULE 13D AMENDMENT NO.7
                              CONCEPTS DIRECT, INC.

     This Amendment No. 7 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of August 4, 1994 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Inc. (Laifer Inc. has subsequently changed its name to Laifer Capital Management, Inc.) and Lance Laifer (the "Reporting Persons"), Amendment No. 1 to the Schedule 13D relating to the event date of December 30, 1994, Amendment No. 2 to the Schedule 13D relating to the event date of March 23, 1995, Amendment No. 3 to the Schedule 13D relating to the event date of May 9, 1995, Amendment No. 4 to the Schedule 13D relating to the event date of October 25, 1995, Amendment No. 5 to the Schedule 13D relating to the event date of March 12, 1996 and Amendment No. 6 to the Schedule 13D relating to the event date of August 14, 1996 each relating to the common stock, par value $.10 per share (the "Common Stock"), of Concepts Direct, Inc. (the "Issuer"). The above-referenced Statement on Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the
Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the
Schedule 13D, Amendment No. 5 to the Schedule 13D and Amendment No. 6 to the
Schedule 13D are collectively referred to herein as the "Schedule 13D." Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

     (a) Hilltop is the beneficial owner of 211,500 shares (9.98%) of the Common Stock.

     Laifer Capital Management, Inc. is the beneficial owner of 373,000 shares (17.6%) of Common Stock. The 373,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

     (i) 211,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

     (ii) 161,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

     Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 373,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

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     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 2,120,108 outstanding shares of Common Stock on November 8, 1996 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

     (b) Hilltop has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 211,500 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

     Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 211,500 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power
(i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 49,600 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with certain of the Clients the power to dispose and direct the disposition of the 111,900 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

     (c) Each of the Reporting Persons purchased shares of Common Stock of the Issuer during the past sixty days. All such shares were purchased on the open market. Additional information concerning said transactions is contained on Annex A hereto.

     (d) Not applicable.

     (e) Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1996
                                       HILLTOP PARTNERS, L.P.

                                       By: LAIFER CAPITAL MANAGEMENT, INC.,
                                           as General Partner

                                       By: /s/ Lance Laifer
                                           Lance Laifer, President

                                       LAIFER CAPITAL MANAGEMENT, INC.

                                       By: /s/ Lance Laifer
                                           Lance Laifer, President

                                       /s/ Lance Laifer
                                       LANCE LAIFER

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                                     Annex A

                                 Laifer     Hilltop    Wolfson    Offshore
    Date       Price     Comm.   # Shares   # Shares   # Shares   # Shares

    11/21/96   $19.75    $.06     1,000         0          0       1,000
    12/09/96    19.625    .06       600         0          0         600
    12/11/96    19.50     .06     1,000         0          0       1,000
    12/17/96    19.75     .06     1,000         0          0       1,000
    12/30/96    19.50     Net       500         0          0         500
    1/2/97      20.50     .06       300         0          0         300
    1/3/97      20.50     .06       400         0          0         400
    1/6/97      20.50     .06       300         0          0         300
    1/7/97      20.50     .06       800         0        500         300
    1/16/97     19.00     .06       400         0          0         400
    1/21/97     20.50     .05     1,100       600        300         200
    1/22/97     20.50     .05       700       400        200         100
    1/23/97     20.50     .05       800       400        300         100
    1/24/97     21.50     Net       400       200        100         100